

Derrick Mains · 2nd

President of Phat Scooters

Tempe, Arizona · 500+ connections · **Contact info**

Phat Scooters & Pha

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★★★★★

AMP Your Outcome!: Management Hacks for World Famous Leadership
amazon.com

Written by two-times best selling author Cyndi Crother-Laurin, the author of Catch...



AMP Your Outcome - Accountabilty
YouTube

Accountability is an unseen force that will manage on your behalf, allowing you to...

AMP
YouT

Are y
The

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3,167 followers

 **Another little show teaser just dropped.**    **Made by Influence - Account**



If your brand is interested in product...
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Manager
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Mo we are so glad you are part of the team. Ride Phat!
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Good idea - I need to find out h connect with him.
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Experience

President
Phat Scooters & Phat Golf
Mar 2018 – Present · 2 yrs 6 mos
Tempe Arizona

We create exciting, easy to ride 100% electric scooters for both the personal and commercial market.

Our custom accessories, personalization options, and branding opportunities make our scooters fun and functional for personal, commercial and golf facility use.

We've partnered with nationally respected brands such as William Murray Golf, Arizona Cardinals, San Francisco Giants, Dallas Cowboys, Four Peaks Brewing, and Casamig ...**see mor**

LEGO® Serious Play® facilitator
AMP Systems
Feb 2018 – Present · 2 yrs 7 mos
Phoenix, Arizona Area

COO
Noid Tech

Feb 2015 – Present · 5 yrs 7 mos
Phoenix, Arizona Area

Noid solves the difficult problems of irrigation technology through a unique approach to flexible wireless control in both commercial and residential applications.

Principal

LaunchFrog
Aug 2008 – Present · 12 yrs 1 mo
Phoenix, Arizona Area

Need a strategic advisor or outsourced CXO to get your company unstuck, to makes some tough decisions or to help get your started and attract investment?

Maybe you need help in optimizing your business, your processes, help in negotiatic ...see mor

Founder

AMP Systems LLC
Apr 2017 – Aug 2019 · 2 yrs 5 mos
Phoenix, Arizona Area

AMP is the culmination of 25 years of consulting, founding, turning around and operating companies.

Over that time I have developed a system that I use in every situation, I call it AMP. ...see mor

    +2

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Skills & Endorsements

Entrepreneurship · 99+

 Endorsed by **Chris Chaney and 7 others who are highly skilled at this**

 Endorsed by **13 of Derrick's colleagues a Arizona State University**

Start-ups · 99+

 Endorsed by **John Shegerian and 4 others who are highly skilled at this**

 Endorsed by **9 of Derrick's colleagues at State University**

Strategy · 99+

 Endorsed by **Chris Chaney and 2 others who are highly skilled at this**

 Endorsed by **11 of Derrick's colleagues a** Arizona State University

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Recommendations

Received (41)   Given (33)



Chris "Topher" Overstreet
President at Haystack

May 2, 2017, Chris "Topher" was a client of Derrick's

Derrick has an incredible business mind and his advice has proven invaluable in our growth. He has a keen knowledge startups work, how to organize roles, grow sales and help t be accountable and efficient. His approach is steady and methodical. Sure, you'll get some quick wins, but he'... See



Paul Sim
C.E.O at Solar Pool Technologies Inc.

April 25, 2017, Paul was a client of Derrick's

Derrick has the ability to drill down quickly on business issu and get to the nub of the problem. He asks great questions his advice and guidance is always on target. In addition, he used his relationship base to help connect us with some pe and organizations that are helping to move our business for

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Accomplishments

14 Publications
Introducing ... AMP • Rock me like a Hurricane • Sortacycled - part duex • "Sorta"cycled • Unemployment brought to you by Sustainability • Evil Corporations • I don't care about the environment • The Eco-Logics of Economics • Gaming for the Greater Good • Cap and Trade Ma a Comeback • The American Dream Reborn • Beyond Petroleum • Moving towards a post Deep Water Horizon era • The Advent of Benchmarking Sustainability

2 Honors & Awards
Startup Mentor Arizona State University • Green Pioneer Award

1 Language
English

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